Exhibit 2.1*

PARADISE RESTAURANT GROUP, LLC

MEMBERSHIP UNIT(S) SALE AND PURCHASE AGREEMENT

THIS AGREEMENT (“Agreement”) is made and entered into this the 21st day of November, 2012, by and among High Tides, LLC, a Delaware limited liability company (“High Tides”), Ticket to Paradise, LLC, a Delaware limited liability company (“Ticket”), and Open Water Holdings, LLC, a Delaware limited liability company (“Open Water”) (High Tides, Ticket, and Open Water are each a “Seller” and collectively the “Sellers”), joined herein by Paradise Restaurants Group LLC, a Delaware limited liability company (“PRG”) and PARADISE CHEESEBURGERS, LLC, a Texas limited liability company or its Assigns (hereinafter “Buyer”). The Sellers, PRG and Buyer are sometimes collectively referred to herein as the “Parties.”

NOW THEREFORE, for and in consideration of the mutual promises and agreements contained herein, and other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

SECTION I—SALE OF MEMBERSHIP UNITS

1.1A	Membership Units to be Sold. Sellers agree to sell to Buyer and Buyer agrees to purchase from Sellers ONE HUNDRED PRECENT (100%) of the Membership Units in PRG (currently owned by High Tides – 68.4% of Class A units, Ticket – 31.6% of Class A units and Open Water – 100% of Class B units) being all of the authorized and outstanding Membership Units of PRG, subject to the rights of Participants (as therein defined) under that certain CHEESEBURGER IN PARADISE PHANTOM EQUITY PLAN dated September 15, 2009 (“CIPPEP”). At Closing, as defined hereinbelow, each Seller shall tender its respective Membership Unit Ownership Certificates (“M/U Certificates”), if any, duly endorsed for transfer upon the books and records of PRG, and PRG shall tender on behalf of the said Participants in the CIPPEP the respective Phantom Units Certificates, if any (“P/U Certificates”) outstanding as of the date of Closing, appointing Michael A. Racusin and/or Barry L. Racusin, as Attorney in Fact to cause said PRG Membership Units to be transferred from each Seller, as well as the Phantom Units tendered by PRG, and reissued to Buyer. In addition to any M/U Certificates and/or P/U Certificates to be tendered, Sellers and PRG shall execute such assignments in appropriate form acceptable to Buyer, selling, transferring, assigning and conveying any and all Membership Units and/or Phantom Units, as the case may be, to Buyer. Sellers shall execute an assignment in the form as attached as Form 1 hereto regarding their respective Membership Units, and each Phantom Unit owner (“P/U Owner”) shall execute the appropriate form of assignment as attached as Form 2 hereto regarding such Phantom Unit ownership and/or matters terminating any such P/U Owner’s employment agreement with PRG.

1.1 B.	Exclusion from Sale. Any and all rights and obligations associated with or connected to the Sellers’ and PRG’s existing BP Oil claim is being held back and retained by the Sellers. The Buyer shall have no rights whatsoever to any funds or other consideration received, or that may be received, by the Sellers as a result of this claim. Should any settlement or other funds related to the BP Oil claim be received by the Buyer post-Closing, Buyer covenants and agrees that it will deliver any such funds to the Sellers as soon as practicable. Sellers shall indemnify, save and hold harmless PRG and/or Buyer, as the case may be from any and all claims, actions or demands made against PRG and/or Buyer arising out of and/or related to such existing BP Oil claim and/or Sellers’ prosecution of same, in whatever forum that such claim may be brought, and further PRG and Sellers shall execute the assignment attached hereto as Form 3 regarding the transfer of such BP Oil claim out of and from PRG to the said Sellers accordingly.

1.2 A.	Purchase Price. The purchase price for the 100% of the Membership Units in PRG shall be the sum of NINE MILLION TWO HUNDRED FIFTY THOUSAND AND 00/100 DOLLARS ($9,250,000.00) (“Purchase Price”) payable in cash subject to adjustment per Section 1.2 B below and/or offset as per Section 1.2 C of this Agreement from escrow held by Escrow Agent (as defined below) at Closing.

1.2 B.	Reimbursement Payments. In addition to the Purchase Price, Buyer agrees to pay to each Seller its pro rata share at Closing the additional following sums, to wit:

(1)	Petty Cash. A sum equal to $57,500 which represents a petty cash average balance amount on hand of $2,500.00 per Restaurant Unit set forth upon Schedule “A” hereto provided that Sellers and PRG confirm to Buyer in writing that such petty cash amounts are on the premises of the Restaurant Units reflected upon Schedule “A” hereto as of the date of Closing.

(2)	Inventory. For each respective Restaurant Unit reflected upon Schedule “A” hereto a sum equal to the value of inventory on the premises of such respective Restaurant Unit based upon the value on hand at the specific Restaurant Unit on the last calendar day of the month of November 2012. Such inventory shall include but be limited to, food stuffs, condiments, alcoholic beverage stock and non-alcoholic beverages, paper goods, plastic goods, etc. as used in the daily operation of the respective Restaurant Unit. Buyer and Sellers agree to confirm such inventory calculation at least one (1) day prior to the Closing.

(3)	Pre-Paids and Accounts Receivable. A sum equal to any prepaid expenses extending beyond Closing, and any outstanding accounts receivable due to PRG that arose prior to Closing. Buyer and Sellers agree to confirm such calculations at least one (1) day prior to the Closing.

(4)	Pre-Paid Rent. A sum equal to any pre-paid rent beyond the Closing for any of the Restaurant Units, prorated on a per diem basis.

(5)

Rental Discount Fee. Buyer will pay in addition to the Purchase Price as set forth in Section 1.2 A above, the sum of ONE MILLION SEVEN HUNDRED AND FIFTY THOUSAND AND 00/100 DOLLARS ($1,750,000.00) to Sellers as a Rental Discount Fee for the following six (6) Restaurant Units (i) Indianapolis (Southport); (ii) Fishers, IN; (iii) Terre Haute, IN; (iv) Evansville, IN; (v) Sterling Heights, MI; and (vi) Newark, DE, upon Sellers and/or PRG presenting written documentation from Outback Steakhouse, Inc. (“OSI”) as the Landlord/Lessor confirming that: (a) the rent for each such Restaurant Unit will be reduced by fifty percent (50%) from the existing rental rate set forth in the respective Lease concerning such respective Restaurant Unit, as shown on Exhibit A, attached hereto and incorporated herein; (b) such respective Lease is extended for a period fifteen (15) years from and after the date of the Closing; and (c) Buyer or its assigns is granted a purchase option exercisable at the tenth (10th) anniversary of the date of Closing, and then at the expiration of the fifteen (15) year lease terms, to purchase all of the six (6) Restaurant Unit Properties based upon the fair market value (“FMV”) of the land only as determined by an appraisal process being one independent, qualified appraiser. If Buyer and OSI agree on a single independent appraiser, such appraiser’s determination shall be binding. If Buyer and OSI are unable to agree on a single appraiser, each shall appoint one appraiser. The appraisers so appointed shall mutually appoint a third appraiser and the average of the three appraisers shall be binding. Notwithstanding the appraisal process, Buyer shall be under no obligation to exercise the option and/or to purchase all of the six (6) Restaurant Unit Properties. The form of such written agreement between OSI and Buyer shall be acceptable to Buyer and Buyer’s counsel.

1.2 C.	Assumed Liabilities and Offset Credits. Notwithstanding the above, Sellers agree that all outstanding sums due and owing by PRG to third parties, including but not limited to accounts payable, shall be paid in full on or prior to Closing from existing funds of PRG, and that proof of payment of all of such outstanding liabilities shall be provided to the Buyer at or prior to the Closing, or to the extent any such outstanding liabilities existing as of the date of Closing are not paid thereto by PRG and/or the Sellers and same are assumed by the Buyer and/or remain obligations of PRG on its books and records, then such sums shall be entitled to an offset against the sums to be paid to the Sellers pursuant to Section 1.2 A. above thus reducing the Purchase Price dollar for dollar. Sellers agree to provide credit in such amounts estimated as unrecorded liabilities mutually agreed to by the Buyer and Sellers as of the date of Closing. (Example: Unclaimed property amounts not remitted (including any penalties and interest due to unperformed state filings)).

1.3 A.

Closing. The Closing shall be in the offices of Buyer or Buyer’s designated agent at 13111 N.W. Freeway, Suite 600, Houston, Texas 77040 at 1:00 o’clock p.m. on or before the 5th day of December, 2012, or as otherwise agreed by the Parties. Closing may be accomplished by the delivery of all appropriate executed documents by the respective Parties hereto to the offices of the said Escrow Agent, in lieu of actual attendance in person by the Parties or their representatives. Frank Markantonis is appointed as the Escrow Agent to act under this Agreement and to carry out the terms set forth hereinbelow.

1.3 B.	Pre-Closing Escrow. Buyers, Sellers and PRG agree to deliver and tender to the said Escrow Agent not later than November 30, 2012 all certificates, assignments, transfer orders, bills of sale (if applicable), and/or other documents required hereunder to affect the terms hereof duly executed and, where required, duly notarized. Buyer shall tender to the said Escrow Agent the full Purchase Price as set forth in Section 1.2 A. above, as well as sufficient funds to satisfy the Reimbursement Payments specified in Section 1.2 B. above. All property, documents and funds deposited to Escrow Agent shall be referred to as the “Escrow Property”.

Upon proper tender and/or delivery of the Escrow Property by Buyer, Sellers, as well as PRG, at the written instructions of Buyer and PRG, the said Escrow Agent shall cause to be transferred from the Purchase Price so deposited a sum to be confirmed in writing no later than the Closing date by OS TROPICAL, LLC (“OTS”), or its designee, from escrow to OTS, or its designee, in full payment of any and all obligations of PRG and/or other entities, including the entities referred to upon Schedule “B” hereto, in and to that certain Promissory Note executed by PRG and other entities, including the entities referred to on Schedule “B” hereto, to OTS dated September 15, 2009 in the original principal sum of $2,000,000.00 (the “Note”), in exchange for said Note to be marked “PAID” and/or “SATISFIED” by OTS and same be delivered to Escrow Agent. Further, if the said Note is secured, in whole or in part, then OTS shall also deliver such releases, duly executed, of any and all security agreements, financing statements, pledges, mortgages, deeds of trust or other security instruments held by OTS as collateral for payment of the said Note.

In addition to the above and not in lieu thereof, upon proper tender and/or delivery of the Escrow Property by Buyer, Sellers, as well as PRG, at the written instructions of Buyer and PRG, the said Escrow Agent shall cause to be transferred from the Purchase Price so deposited a sum to be confirmed in writing no later than the Closing date by OUTBACK STEAKHOUSE, INC. (“OSI”), or its designee, from OSI, or its designee, in full payment of any and all obligations of PRG and/or other entities, including the entities referred to upon Schedule “B” hereto, in and to that certain “tail debt” and or any other financial obligations such that OSI will issue a full and complete release to PRG as to any financial obligations then existing.

SECTION II—REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PRG AND EACH SELLER.

PRG and each Seller represents and warrants to Buyer that the following is true and accurate based upon actual knowledge unless otherwise indicated to be upon information and belief as of the Execution Date hereof (as defined on the signature page) and will remain true and accurate at Closing, unless otherwise specified in writing to Buyer:

2.1	Organization of Company. PRG is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, with all requisite power and authority to own its properties and carry on its businesses now conducted.

2.2	Capitalization. The Capitalization of PRG consists of 10,000 Membership Units (5,850 Class A Units and 4,150 Class B Units). Other than as described in this Section 2.2, PRG, does not have authorized or outstanding any stock, membership units or securities, or any options, warrants, convertible securities, or other rights to purchase or convert any obligations into stock, membership units or securities of PRG to any third parties, nor is PRG obligated to issue any stock, membership units, securities, options, warrants, or other such rights to any third parties, except by, through and under the CIPPEP, but only to the extent that such obligations are reflected upon the books and records of PRG as of the date of Closing and not otherwise.

2.3	Ownership of Membership Units. Each Seller has good and marketable title to all of its Membership Units, free and clear of all liens, claims, equities, encumbrances, and restrictions of every kind, and has full, complete and unrestricted legal right, power and authority to assign, transfer, sell, convey and deliver such Membership Units pursuant to this Agreement.

2.4	PRG Ownership of Subsidiary Entities. PRG is the sole owner of 100% of the Membership Units and/or Interests in and to (a) Cheeseburger In Paradise, LLC, a Florida limited liability company (“CIP”), (b) all of the entities reflected upon Schedule “B” hereto to the extent that said entities are the owners and/or operators of the Restaurant Units set forth upon Schedule “A” hereto. PRG maintains operational control of (c) Cheeseburger In Paradise of St. Mary’s County, LLC, a Maryland limited liability company (“CIP St. Mary’s”), and (d) Cheeseburger In Paradise of Anne Arundel County, Inc., a Maryland corporation (“CIP Anne Arundel”).

2.5	Litigation and Administrative Proceedings. To the best of Sellers’ and PRG’s knowledge, after due and diligent inquiry, there are no pending or threatened litigation and/or law suits against (a) PRG, (b) CIP, (c) any of the entities reflected upon Schedule “B” hereto, (d) any of the Restaurants Units described upon Schedule “A” hereto, (e) CIP St. Mary’s or (f) CIP Anne Arundel asserting claims for monetary damages and/or injunctive relief, except as may be disclosed upon Schedule “C” hereto and that PRG has not received any demand letters, attorney representation letters, notices of unasserted claims, employee injury reports, workers compensation claims, customer incident reports or the like regarding the Restaurant Units set forth upon Schedule “A” hereto except as may be fully disclosed on Schedule “C” hereto

To the best of Sellers’ and PRG’s knowledge, after due and diligent inquiry there are no pending administrative actions by any federal, state or local government agency, department, bureau or enforcement units against (a) PRG, (b) CIP, (c) any of the entities reflected upon Schedule “B” hereto, (d) any of the Restaurants Units described upon Schedule “A” hereto, (e) CIP St. Mary’s or (f) CIP Anne Arundel asserting claims that would interrupt the operations of any of the Restaurant Units described upon Schedule “A” hereto, except as may be disclosed upon Schedule “D” hereto. Further, PRG has paid or caused to be paid all sales tax, payroll taxes, state, local and federal taxes as applicable, alcoholic beverage taxes and/or similar tax burdens through the date of Closing except as may be reflected upon Schedule “E” hereto.

SECTION III—REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF BUYER

Buyer represents, warrants, and agrees that the following is true and accurate as of the Execution Date and will remain true and accurate at Closing, unless otherwise specified in writing to Sellers and PRG:

3.1	Due Diligence. To the extent Buyer completes this transaction pursuant to the Closing hereinabove defined, Buyer represents, warrants and agrees that Buyer has been provided and has reviewed all information which it has requested and deemed relevant to its purchase of the Membership Units from Sellers and has had a full and complete opportunity to review all of the financial and other business records of PRG, CIP, the entities reflected upon Schedule “B” hereto to the extent of ownership of the Restaurant Units reflected upon Schedule “A” hereto, CIP St. Mary’s and CIP Anne Arundel, respectively. Buyer has not relied upon any representation of any Seller either material or otherwise, regarding its purchase of the Membership Units and/or the Phantom Units as the case may be. Buyer understands and agrees that the sale of the Membership Units and/or Phantom Units, as the case may be, is “AS IS, WHERE IS” and without any warranties, whether express or implied, other than the warranty of title to the ownership thereof and the rights to transfer same.

3.2	Organization of Buyer. Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Texas, with all requisite power and authority to own its properties and carry on its businesses now conducted.

SECTION IV – COVENANTS AND AGREEMENTS

4.1	Intentionally Omitted.

4.2	Sellers, for the same consideration set forth hereinabove shall ASSIGN, SELL, TRANSFER AND CONVEY as of the date of Closing, to Buyer, all right, title and interest that Sellers may have, if any, in and to all debts, notes, financial obligations, options, call rights, loans, claims and/or causes of action, whether known or unknown to Seller, and each of them, that may be due Sellers, from PRG and/or any of the entities reflected upon Schedule “B” hereto existing prior to or at the date of Closing.

4.3	Transfer Expenses. Any and all transfer expenses and fees (including legal) pertaining to any contract, license, lease or other agreement which arises as a result of this transaction shall be solely the expense of the Buyer. The Sellers agree to use commercially reasonable efforts to cooperate with any necessary transfers.

4.4	Florida Office Space and Furniture. Buyer agrees to maintain and continue the lease on the office space located at 9560 W. Linebaugh Avenue, Suite 204D, Tampa, Florida 33626 (the “PRG Office”) through the end of March, 2013 and shall pay all rental obligations under the existing Lease through said date. Sellers agree that all furniture currently located in the said PRG

Office shall remain in said PRG Office during the time period that Buyer causes the rent to be paid upon the said PRG Office. Upon Buyer’s causing the said PRG Office to be vacated, Sellers may remove the office furniture therein located and shall be entitled to dispose of same without further requirements or consents of the Buyer. Buyer shall have the option to purchase all of the furniture located at the PRG Office for the sum of THIRTY THOUSAND DOLLARS ($30,000), which option must be exercised no later than March 29, 2013, or no less than two (2) days prior to the actual date that Buyer vacate the office space if Buyer remains in the office space past March 31, 2013. Should Buyer exercise said option, Buyer shall remit payment for the furniture to Mr. Steven Overholt.

4.5	Distribution of Membership Interests of Five (5) Entities. Prior to Closing, PRG and Sellers shall consummate the distribution of the membership interests in Sterling’s Bistro, LLC, Cheeseburger of Wayne, LLC, Cheeseburger of Iselin, LLC, Cheeseburger of Exton, LLC and Cheeseburger of Dunwoody, LLC to a separate entity at Seller’s sole cost and expense.

4.6	Operation of Iselin Post-Closing. Buyer agrees that Sellers may continue to operate the restaurant unit operated by Cheeseburger of Iselin, LLC for a period of up to one hundred and twenty (120) days after Closing. Should Sellers operate the Iselin Restaurant Unit past Closing as permitted herein, then Sellers shall be solely responsible for any and all license or royalty fees due to the Cheeseburger in Paradise licensor, and Buyer shall not be responsible for any license or royalty fees for this location post-Closing. If required by the Cheeseburger in Paradise licensor, Cheeseburger of Iselin, LLC will pay the royalties to PRG directly.

4.7	401(k) Plan. With respect to the Cheeseburger in Paradise 401(k) Plan (the “401(k) Plan”), PRG and Sellers shall cause such plan to be terminated effective immediately prior to the Closing, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. Sellers shall be responsible for expenses associated with the termination of the 401(k) Plan, including applicable legal, recordkeeping and accounting expenses and governmental filing fees as of the Closing. Sellers also agree to provide a retainer prior to Closing sufficient to cover the anticipated expenses. Each continuing employee who was a participant in the 401(k) Plan and who continues in the employment of Buyer shall be eligible to participate in Buyer’s 401(k) plan on or as soon as administratively practicable after the Closing, and account balances under the terminated 401(k) Plan will be eligible for distribution or rollover, including direct rollover to Buyer’s 401(k) Plan for employees continuing with Buyer. All rights to participate in Buyer’s 401(k) plan are subject to Buyer’s right to amend or terminate the plan. For purposes of administering Buyer’s 401(k) plan, service with PRG shall be deemed to be service with Buyer for participation and vesting purposes, but not for purposes of benefit accrual.

4.8	Welfare Plans. Upon written instruction of Buyer, Seller shall cause PRG to terminate as of the date of the Closing any and all welfare and/or benefit plans currently maintained and/or provided by PRG to its employees. Buyer agrees that the employees of PRG who continue their employment after the Closing will be entitled to participate in the employee welfare benefit plans and programs maintained for employees of Buyer, on substantially the same terms and conditions as employees of Buyer, in accordance with the respective terms of such plans and programs, and Buyer shall take all actions necessary or appropriate to facilitate coverage of PRG’s employees in such plans and programs from and after the Closing, subject to the following:

a. Each of PRG’s employees, to the extent that they are hired or retained by Buyer, will be entitled to credit for prior service with PRG for all purposes under the employee welfare benefit plans and other employee benefit plans and programs sponsored by the Buyer. Any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each of PRG’s employees and their eligible dependents. The Buyer further agrees to credit each of PRG’s employees and their eligible dependents, for the year during which coverage under the Buyer’s group health plan begins, with any deductibles already incurred during such year under the Seller’s group health plan.

b. Effective as of the Closing, Buyer will be liable and responsible for continuation coverage obligations under Internal Revenue Code section 4980B and Part 6 of Title I of ERISA (“COBRA”) for continuing employees and their dependents, as well as any employees (including dependents of such employees) of PRG who currently have COBRA coverage as of the date of the Closing.

4.9	Broker Fee Reduction and/or Contribution. Buyer shall use its best efforts to obtain a ONE HUNDRED AND FIFTY THOUSAND DOLLAR ($150,000) reduction of the Broker fee. Should Buyer be unsuccessful in obtaining said reduction, Buyer shall contribute ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($150,000) to the Broker fee referenced in Section 7.3 below. Should Buyer obtain a reduction of an amount less than ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($150,000), Buyer shall contribute the balance of ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($150,000) minus any such reduction towards said Broker fee.

4.10	Absence of Undisclosed Liabilities. As of the date of the current balance sheet, to the best of PRG’s knowledge, PRG did not have any liabilities of any nature, whether accrued, absolute, contingent, or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others, liabilities under consignment agreements, liabilities under contracts previously performed, or long-term debt), required to be shown on the current balance sheet that were not fully or adequately reflected or reserved against on the current balance sheet. Since the date of the current balance sheet, to the best of PRG’s knowledge, PRG has not incurred any such liabilities (other than liabilities incurred in the ordinary course of business) or incurred any long-term liabilities.

SECTION V – CLOSING DELIVERABLES

5.1	Deliveries of the Sellers and/or PRG.

Simultaneous with the Closing:

(1) at the request of Buyer, Steven A. Overholt, Mark Wibel, Janette McDugald and such other persons as Buyer designates shall resign as officers, managers, managing members and/or directors, as the case may be, of PRG and any of its subsidiaries including but not limited to CIP and all of the entities set forth upon Schedule “B” hereto to the extent that said entities are the owners and/or operators of the Restaurant Units reflected upon Schedule “A” hereto, and of CIP St. Mary’s and CIP Anne Arundel, as of the date of Closing.

(2) each Seller and/or PRG, as appropriate, shall deliver to Buyer M/U Certificates and P/U Certificates, and assignments of transfer as per Section 1.1 A above.

5.2	Deliveries of the Buyer.

Simultaneous with the Closing, the Buyer shall deliver to Sellers and PRG a certificate executed by the Secretary or Assistant Secretary of the Buyer as to a true and complete copy of the resolutions (which shall be attached), adopted by the Board of Directors of the Buyer, authorizing the execution, delivery and performance of this Agreement, and any ancillary agreements to which the Buyer is a party, and all transactions contemplated hereby and thereby.

SECTION VI – FEASIBILITY AND DUE DILIGENCE PERIOD

6.1	Buyer may terminate this Agreement at Buyer’s sole election, discretion and/or decision, for any reason during the Feasibility and Due Diligence Period, which Feasibility and Due Diligence Period shall expire on November 23, 2012, 11:59 p.m. Houston, Texas time by providing to PRG and to each Seller written notice of termination (“Notice”) of this Agreement. In such event, this Agreement shall be deemed null and void and of no further force or effect, with all Parties bearing their own costs to date of such Notice and with all Parties deemed to have released all other Parties hereto for all purposes.

6.2	During the Feasibility and Due Diligence Period, Buyer, at Buyer’s expense, shall be entitled (and PRG and Sellers shall grant access at reasonable times upon prior notice to Buyer its agents, accountants, attorneys and/or representatives) to make any and all inspections, site inspections, books and records reviews, accounting reviews, licenses and/or permit reviews, engineering (including mechanical, structural, HVAC, plumbing, environmental, etc.) assessments of the following:

a. The books, records, financial documents, accounting information, licenses, leases, contractual agreements and/or any other information held in either printed or electronic medium concerning PRG; and

b. The books, records, financial documents, accounting information, licenses, leases, contractual agreements and/or any other information held in either printed or electronic medium concerning CIP; and

c. The books, records, financial documents, accounting information, licenses, leases, contractual agreements and/or any other information held in either printed or electronic medium concerning any of the said entities reflected upon Schedule “B” hereto to the extent that same are the owners and/or operators of the Restaurant Units reflected upon Schedule “A” hereto; and

d. The books, records, financial documents, accounting information, licenses, leases, contractual agreements and/or any other information held in either printed or electronic medium concerning CIP St. Mary’s; and

e. The books, records, financial documents, accounting information, licenses, leases, contractual agreements and/or any other information held in either printed or electronic medium concerning CIP Anne Arundel; and

f. Any and all licenses and/or permits issued by any state or local agency for the operations of a Restaurant Unit in a specific state as reflected on Schedule “A” hereto; and

g. Any and all licenses and/or permits issued by a state or local agency for allowing the service of alcoholic beverages and/or liquor at any of the Restaurant Units reflected upon Schedule “A” hereto; and

h. Any and all licenses and/or royalty agreements by and between PRG, CIP or other entities reflected upon Schedule “B” hereto to the extent that such entities own and/or operate the Restaurant Units upon Schedule “A” hereto with any third parties concerning any use of any trademarks, trade names, entertainment media, images, merchandise, and/or other branded materials; and

i. Any and all other documents that may be under the possession, care, custody or control of PRG, CIP and/or the entities set forth upon Schedule “B” to the extent that same are the owners and/or operators of the Restaurant Units upon Schedule “A” that Buyer may determine to be material and/or relevant to its examination and investigation.

6.3	Place of Inspection. Such inspections and/or examinations of documents and/or records shall take place at the offices of Seller at the address indicated hereinbelow. Site and/or Restaurant Units inspections shall take place at the respective Restaurant Units as reflected upon Schedule “A” hereto.

SECTION VII—MISCELLANEOUS

7.1	Survival Representations and Warranties. All survival representations and warranties made in this Agreement, and the liability of the Parties for the breach, inaccuracy, or other failures of such representations of warranties, shall survive the Closing for a period of two (2) years.

7.2	Attorneys Fees. In the event of litigation to enforce this Agreement or any provision of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees, including fees on appeal, if any, in addition to other relief awarded.

7.3	Brokers Fee. Sellers and Buyer warrant that they have not employed any broker in connection with this transaction save and except that Sellers together with PRG have engaged the brokerage services of JoAnne Serdar (the “Broker”) regarding this transaction and upon the Closing of this transaction, except as provided in Section 4.9 above, Sellers shall pay or cause to be paid to the said Broker from the proceeds to be distributed to the Sellers at the Closing such Brokers fees. Such Brokers fees are set forth in a separate written agreement by and between the said Broker and the Sellers and PRG, respectively.

7.4	Assignment: Succession. This Agreement shall not be assigned by any of the Parties without the prior written consent of the other Parties hereto save and except, that Buyer may assign this Agreement to any affiliate of Buyer and/or Luby’s Fuddruckers, LLC. This Agreement shall be binding upon and inure to the benefit of the Parties, their heirs, personal representatives, successors, and permitted assigns.

7.5	Jurisdiction. This Agreement shall be enforced and interpreted in accordance with the laws of the State of Delaware as to corporate governance requirements and/or obligations of PRG and/or CIP; and in accordance with the laws of the state of organization or incorporation of any of the other entities reflected upon Schedule “B” hereto as to corporate governance issues; and in accordance with the laws of the state of the location of a specific Restaurant Unit as to matters dealing with the operation of said Restaurant Unit and/or matters pertaining to leases and/or contracts dealing with such Restaurant Unit.

7.6	Tax Matters. The parties agree that prior to Closing the Purchase Price and other sums to be paid hereunder shall be allocated in accordance with Section 338 of the Internal Revenue Code (“IRC”) as per the Buyer’s requirements. Furthermore, the Seller shall be responsible for all federal tax filing requirements for the PRG entity and any subsidiaries of the said PRG entity for the time period from January 1, 2012 through the date of Closing and the Sellers acknowledge and agree that upon Closing I.R.C. §708(b)(1)(A) shall be controlling and that Seller shall cause an IRS Form 1065 to be filed for the time period ending as of the Closing date and the Seller shall cause Schedule K-1 to be issued to each Seller respectively pursuant to I.R.C. §741. Company and each subsidiary: has either (i) been a partnership within the meaning of Subchapter K of the Code at all times during its existence or until terminated by reason of the transactions contemplated by this Agreement, or (ii) been a disregarded entity within the meaning of Treasury Regulation § 301.7701-1.

For purposes of this Agreement, (A) “Governmental Authority” means any governmental or quasi-governmental body of the United States, or any other country, including any state, province, county, city or other political subdivision thereof, or any agency, court, instrumentality or statutory or regulatory body of any of the foregoing; (B) “Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; (C) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof and (D) “Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax or is charged with the collection of such Tax, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums. Each of PRG and its Subsidiaries has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. To the best of PRG’s knowledge, all Taxes owed by PRG or any of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been paid. Neither PRG nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. To the best of PRG’s knowledge, no claim has ever been made by an authority in a jurisdiction where PRG or any of its Subsidiaries does not file Tax Returns that PRG or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. To the best of PRG’s knowledge, there are no Liens on any of the assets of PRG and any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. No Company has entered into any Tax allocation, Tax sharing or Tax indemnification agreement. No Company has entered into any agreement or arrangement with any Taxing Authority that requires such Company to take any action or to refrain from taking any action.

To the best of its knowledge, each of PRG and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

All of the Assets have been properly listed and described on the property tax rolls for all periods prior to and including Closing Date, and no portion of the Assets constitutes omitted property for property tax purposes.

As customary, Buyer and Seller will agree on purchase price allocation for tax reporting purposes. Buyer will engage a third party for the purchase price allocation report for mutual benefit of Buyer and Seller.

7.7	Indemnification. Except for any claim that arises out of or is related to a breach by any Seller of any representation, warranty or covenant contained herein, Buyer and its affiliated entities, successors and assigns, agrees to indemnify, defend and save each Seller and their successors and assigns harmless from or against, for and in respect of, any and all damages, losses, obligations, liabilities, demands, judgments, penalties, injuries, claims, actions or causes of actions, encumbrances, costs, and expenses (including, without limitation, reasonable attorneys’ fees) suffered, sustained, incurred or required to be paid by any Seller arising out of, based upon or in connection with or as a result of this transaction.

7.8	Earnest Money. Contemporaneous with the execution of the Agreement, Buyer has or will deposit as earnest money the sum of $200,000.00 (“Earnest Money”) with Sellers’ counsel, The Sladkus Law Group, to be held by said counsel in its attorney trust account. Said Earnest Money to be held pending the Closing of the transaction pursuant to the terms of this Agreement and, upon Closing, said Earnest Money shall be credited to the Purchase Price and shall be paid out from said trust account per the directions of Sellers. In the event Buyer fails to close the transaction as per the terms hereof, and such failure is not due, either in whole or in part, to Sellers’ inability or refusal to close the transaction per the terms of this Agreement, then said Earnest Money shall be paid over to the Sellers as liquidated damages which shall be Sellers’ sole remedy hereunder for any breach or default hereof by Buyer.

WITNESS THE SIGNATURES of the parties this 21st day of November, 2012 (the “Execution Date”).

SELLER:

HIGH TIDES LLC

BY:	/s/ Steven Overholt
Steven A. Overholt, Manager/Sole Member
9560 W. Linebaugh Ave.
Suite 204 D
Tampa, FL 33626

SELLER:

TICKET TO PARADISE, LLC

BY:	/s/ Barbara Wibel
Barbara Wibel, Manager
P.O. Box 736
Harbor Springs, MT 49740

SELLER:

OPEN WATER HOLDINGS, LLC

BY:	/s/ Janette McDugald
Janette McDugald, Manager
9187 Fox Run Drive
Brentwood, TN 37027

SELLER:

PARADISE RESTAURANT GROUP, LLC

BY:	/s/ Steven Overholt
Steven A. Overholt, President
9560 W. Linebaugh Ave.
Suite 204 D
Tampa, FL 33626

BUYER:

PARADISE CHEESEBURGERS, LLC

By: Luby’s Management, Inc., its manager

BY:	/s/ Peter Tropoli
Peter Tropoli, President
13111 N.W. Freeway, Suite 600
Houston, Texas 77040